Exhibit 2.1

Execution Version

FIRST AMENDMENT TO EMPLOYEE MATTERS AGREEMENT

This First Amendment to the Employee Matters Agreement (this “Amendment”) is entered into as of April 9, 2020, by and between Howmet Aerospace Inc. (formerly Arconic, Inc.), (“Howmet”) and Arconic Corporation (formerly Arconic Rolled Products Corporation) (“Arconic”).

WHEREAS, Howmet and Arconic entered into an Employee Matters Agreement, dated as of March 31, 2020 (the “EMA”) in connection with the separation (the “Spinoff”) of Howmet and Arconic (all capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the EMA);

WHEREAS, Section 4.02 of the EMA provides for the adjustment of pre-Spinoff Howmet equity compensation awards into adjusted Howmet equity compensation awards and into Arconic equity compensation awards, based upon the Parent Ratio and the Spinco Ratio, respectively, which utilize the Post-Separation Parent Stock Value and the Spinco Stock Value, respectively, to measure the post-Spinoff value of a Parent Share and Spinco Share, respectively;

WHEREAS, the definitions of Post-Separation Parent Stock Value and Spinco Stock Value each refer to the opening per share price of the applicable stock in the first Trading Session immediately following the Effective Time; and

WHEREAS, the actual opening per share prices of both Parent Shares and Spinco Shares in the first Trading Session immediately following the Effective Time were anomalous, and both Howmet and Arconic have been advised by their financial advisors that such prices do not represent a reasonable measurement of fair market value.

NOW, THEREFORE, effective as of the Effective Time, the Agreement is hereby amended as follows:

1.       The following definitions are added to Section 1.01 of the EMA:

“Non-Option Post-Separation Parent Stock Value” shall mean the greater of (x) the closing per share price of Parent Shares on the New York Stock Exchange in the first Trading Session immediately after the Effective Time and (y) the simple average of the volume-weighted average trading price of Parent Shares on the New York Stock Exchange during each of the first five Trading Sessions immediately after the Effective Time.

“Non-Option Spinco Stock Value” shall mean the greater of (x) the closing per share price of Spinco Shares on the New York Stock Exchange in the first Trading Session immediately after the Effective Time and (y) the simple average of the volume-weighted average trading price of Spinco Shares on the New York Stock Exchange during each of the first five Trading Sessions immediately after the Effective Time.

“Non-Option Parent Ratio” shall mean the quotient obtained by dividing the Parent Stock Value by the Non-Option Post-Separation Parent Stock Value.

“Non-Option Spinco Ratio” shall mean the quotient obtained by dividing the Parent Stock Value by the Non-Option Spinco Stock Value.

2.       All references in the EMA (other than in Sections 1.01, 4.02(a) and 4.02(b) thereof) to Parent Ratio, Post-Separation Parent Stock Value, Spinco Ratio, and Spinco Stock Value are hereby amended to refer to Non-Option Parent Ratio, Non-Option Post-Separation Parent Stock Value, Non-Option Spinco Ratio, and Non-Option Spinco Stock Value, respectively.

3.       Except as set forth in this Amendment, the EMA shall remain in full force and effect.

[Signature Page Follows.]

IN WITNESS WHEREOF, the undersigned have executed this First Amendment to the Employee Matters Agreement as of the date set forth above.

HOWMET AEROSPACE INC.	ARCONIC CORPORATION

/s/ Neil E. Marchuk	/s/ Diana C. Toman
Neil E. Marchuk	Diana C. Toman